UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Analysts International Corporation

(Name of Subject Company)

Analysts International Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Brittany McKinney
President and Chief Executive Officer
Analysts International Corporation
7700 France Avenue South, Suite 200
Minneapolis, Minnesota 55435
(952) 835-5900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Michael A. Stanchfield
Jonathan L.H. Nygren
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2013, and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on September 11, 2013, Amendment No. 2 to Schedule 14D-9 filed with the SEC on October 1, 2013, and Amendment No. 3 to Schedule 14D-9 filed with the SEC on October 3, 2013 (as amended, the “Schedule 14D-9”), by Analysts International Corporation (the “Company”), relating to the tender offer by American CyberSystems, Inc. (“Parent” or “ACS”) and ACS Merger Corp. (“Purchaser”), a wholly owned subsidiary of Parent, to purchase all outstanding shares of the Company’s common stock, par value $0.10 per share (the “Shares”), at a purchase price of $6.45 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), initially filed by Purchaser and Parent with the SEC on September 3, 2013, and is subject to the terms and conditions set forth in the Offer to Purchase dated September 3, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9. Any capitalized term used and not defined herein has the meaning ascribed to such term in the Schedule 14D-9.  The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “Opinion of the Company’s Financial Advisor” and immediately prior to the subsection entitled “Forward-Looking Statements”:

“Completion of the Offering Period; Exercise of Top-Up Option; Closing of Merger

The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on October 10, 2013. The depositary for the Offer has advised that, as of the expiration of the Offer, a total of 4,419,891 Shares were validly tendered and not withdrawn, representing approximately 86% of the total outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn during the offering period, and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

Purchaser has advised the Company that Purchaser has exercised the Top-Up Option to purchase, at a price per Share of $6.45, an aggregate number of Shares equal to a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any wholly owned subsidiary of Parent immediately prior to the exercise of the Top-Up Option, results in Parent, Purchaser and any wholly owned subsidiary of Parent owning up to one share more than 90% of the Shares outstanding calculated on a fully diluted basis, but not less than one Share more than 90% of the number of Shares then outstanding calculated on a non-fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares). Following the exercise of the Top-Up Option and pursuant to the Merger Agreement, Purchaser has merged with and into the Company in accordance with the short-form merger provisions of the MBCA, with the Company continuing as the Surviving Corporation. Under the Merger Agreement and pursuant to the plan of merger therein, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares in respect of which dissenters’ rights are validly exercised under the MBCA, and any Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) was cancelled and converted in the Merger into the right to receive $6.45 per share in cash, without interest and subject to any required withholding taxes. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and, following the close of trading on The NASDAQ Global Market on the date of the Merger, the Shares will cease to be traded on The NASDAQ Global Market.

The full text of the press release issued by Parent regarding the expiration of the Offer and the merger of Purchaser with and into the Company is set forth as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9.         Exhibits

A press release was issued by Parent on October 11, 2013. Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(F)                                             Press release issued by Parent, dated October 11, 2013 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No.4 to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 11, 2013)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANALYSTS INTERNATIONAL CORPORATION

/s/ Brittany B. McKinney
Name: Brittany B. McKinney
Title: President and Chief Executive Officer
Date: October 11, 2013